Exhibit 99.1 QUARTERLY RESULTS GERDAUS.A. 1Q20

COVID-19 To Gerdau, nothing is more important than people’s lives. ‘ KEY MEASURES TAKEN BY THE COMPANY We are closely following all guidance for preventing the spread of Covid-19 issued by the competent health agencies in the countries where we operate. We have adopted a series of measures to mitigate the infection risk in workplaces, such as working from home, creating crisis committees, cancelling all domestic and international travel and participation in external events, just to cite a few. At all our units, if needed, we are opting for collective leave and shorter work shifts. Intensification of hygiene measures at units, flexible meal times, expanded supply of chartered transportation, triage protocols at plant entry points, among others. We invested in treatment centers built with partners in the states of São Paulo and Rio Grande do Sul, adding 160 new beds, and several initiatives with the communities where we have operations. Donation of 10,000 face shields to the public health system, in partnership of Gerdau and Women in 3D Printing Brazil. Donation nearly R$7 million to hospitals in the state of Minas Gerais for combatting the Covid-19. It is important to mention that in the main countries where we operate, the steel industry is considered an essential activity, since steel is a strategic input in the construction of hospitals, machinery, equipment and components for the health and safety industries. For information on other measures, please visit the Company’s website. In all, Gerdau already has invested nearly R$ 20 million in the fight against Covid-19. MAIN IMPACTS ON THE BUSINESS DIVISIONS (BDs) Covid-19 began impacting the performance of the BDs in the latter half of March, mainly in terms of steel output. Note that, despite the stoppages, we prioritized serving our clients’ needs in the various different levels of demand observed. In the Brazil BD, the electric arc furnaces resumed production during April. Blast Furnace 2 in Ouro Branco, MG remains shutdown, and is expected to resume production in the second half of the year. The stoppage model adopted by Gerdau enables the blast furnace to be restarted with no material costs. In the North America BD, the mills continue to operate normally, with production levels adjusted gradually in accordance with the decline in demand observed in the industry. The civil construction continues to show healthy demand. In the Special Steel BD, in Brazil and the United States, scheduled shutdowns were carried out at the various electric arc furnaces and rolling mills, in accordance with the current level of inventories and the demand required by each client. Note that the automotive industry in the two countries declared collective leave during April and are gradually resuming their operations. In the South America BD, the operations in Argentina and Uruguay are gradually restarting their operations. In Peru, operations remain suspended due to the decrease taken by the federal government, which declared a national state of emergency that included the suspension of deliveries to clients. 2

CONSOLIDATED INFORMATION

GERDAU
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São Paulo, May 6, 2020 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the first quarter of 2020. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU'S PERFORMANCE IN 1Q20

Operating Results

CONSOLIDATED	1Q20	1Q19	Δ	4Q19	Δ
Volumes (1,000 tonnes)					
Production of crude steel	3,188	3,343	-4.6%	2,952	8.0%
Shipments of steel	2,691	2,985	-9.8%	3,078	-12.6%
Results (R$ million)					
Net Sales	9,228	10,026	-8.0%	9,533	-3.2%
Cost of Goods Sold	(8,372)	(8,757)	-4.4%	(8,857)	-5.5%
Gross profit	855	1,269	-32.6%	676	26.5%
Gross margin (%)	**9.3%**	**12.7%**		**7.1%**	
SG&A	(370)	(361)	2.5%	(352)	5.1%
Selling expenses	(120)	(122)	-1.6%	(117)	2.6%
General and administrative expenses	(250)	(239)	4.6%	(235)	6.4%
%SG&A/ Net Sales	**4.0%**	**3.6%**		**3.7%**	
Adjusted EBITDA	1,177	1,558	-24.5%	1,136	3.6%
Adjusted EBITDA Margin	**12.8%**	**15.5%**		**11.9%**	

Production and Shipments

In 1Q20 compared to 4Q19, crude steel production increased due to the restarting of operations that carried out stoppages at the end of the year. Compared to 1Q19, crude steel production declined, accompanying primarily the lower export shipments at the Brazil BD.

Steel shipments in 1Q20 declined in relation to both 4Q19 and 1Q19, due to the lower shipments at all business divisions, with the exception of the North America BD, which registered an increase in shipments.

Operating Result

The reductions in net sales and in consolidated costs of goods sold in 1Q20 in relation to both 4Q19 and 1Q19 are mainly due to the decline in shipments.

Consolidate gross profit and gross margin increased in relation to 4Q19, due to the higher operating income at the North America BD. Meanwhile, in relation to 1Q19, gross profit and gross margin decreased, due to the decline in net sales outpacing the decline in cost of goods sold. In the same comparison period, cost per tonne sold increased by 6%, compared to the increase of 2% in net sales per tonne sold.

Selling, general and administrative expenses increased in 1Q20 in relation to 4Q19, due to the effects from currency variation on the divisions of the company with U.S. dollar exposure. As a ratio of net sales, selling, general and administrative expenses stood at 4.0% in 1Q20, compared to 3.6% in 1Q19. The increase in the ratio was due to the decline in consolidated net sales.

3

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Breakdown of Consolidated EBITDA (R$ million)	1Q20	1Q19	Δ	4Q19	Δ
Net income	221	453	-51.3%	102	116.2%
Net financial result	232	375	-38.3%	273	-15.2%
Provision for income and social contribution taxes	21	162	-87.0%	193	-89.1%
Depreciation and amortization	557	506	10.1%	538	3.5%
EBITDA - Instruction CVM 1	**1,030**	**1,496**	**-31.1%**	**1,106**	**-6.9%**
Impairment of financial assets	43	6	616.7%	4	975.0%
Equity in earnings of unconsolidated companies	(10)	(14)	-28.6%	2	-
Proportional EBITDA of associated companies and jointly controlled entities	114	70	62.9%	86	32.6%
Maintanence stoppage / Impacts from refurbishment of BF 1	-	-	-	131	-100.0%
Tax reversals/provisions	-	-	-	(193)	-100.0%
Adjusted EBITDA 2	**1,177**	**1,558**	**-24.5%**	**1,136**	**3.6%**
Adjusted EBITDA Margin	**12.8%**	**15.5%**		**11.9%**	

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q20	1Q19	4Q19
EBITDA - Instruction CVM 1	1,030	1,496	1,106
Depreciation and amortization	(557)	(506)	(538)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES 3	**473**	**990**	**568**

1 - Non-accounting measure calculated in accordance with CVM Instruction 527.
2 - Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.
3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin increased in 1Q20 compared to 4Q19, mainly due to the better performance of the North America BD and the better market mix at the Brazil BD, due to lower export shipments.

In relation to 1Q19, adjusted EBITDA and adjusted EBITDA margin accompanied the decline in gross profit, with cost per tonne sold increasing by 6% while net sales per tonne sold increased by 2%. The main impact on cost per tonne sold was the lower dilution of fixed costs, since the steel capacity utilization rate declined from 67% in 1Q19 to 63% in 1Q20.

EBITDA (R$ million) and EBITDA Margin (%)



15.5%
15.5%
14.7%
11.9%
12.8%
1,558
1,574
1,465
1,136
1,177
1Q19
2Q19
3Q19
4Q19
1Q20
EBITDA Adjusted
EBITDA Margin Adjusted

4

Financial Result and Net income

CONSOLIDATED (R$ million)	1Q20	1Q19	Δ	4Q19	Δ
Income before financial income expenses and taxes[1]	**473**	**990**	**-52.2%**	**568**	**-16.7%**
Financial Result	(232)	(375)	-38.3%	(273)	-15.2%
Financial income	46	41	12.2%	85	-45.9%
Financial expenses	(325)	(345)	-5.8%	(404)	-19.6%
Exchange variation, net (including net investment hedge)	(56)	(48)	16.7%	94	-
Exchange variation (other currencies)	103	(23)	-	(49)	-
Gains (losses) on financial instruments, net	1	-	-	1	-50.0%
Income before taxes[1]	**242**	**615**	**-60.7%**	**295**	**-18.1%**
Income and social contribution taxes	(21)	(162)	-87.0%	(193)	-89.1%
Exchange variation including net investment hedge	80	20	300.0%	(81)	-
Other lines	(101)	(182)	-44.5%	(91)	11.0%
Non-recurring items	-	-	-	(21)	-
Consolidated Net Income [1]	**221**	**453**	**-51.3%**	**102**	**116.2%**
Non-recurring items	-	-	-	(41)	-
Maintanence stoppage / Impacts from refurbishment of BF 1	-	-	-	131	-
Tax reversals/provisions	-	-	-	(193)	-
Income and social contribution taxes - non-recurring items	-	-	-	21	-
Consolidated Adjusted Net Income[2]	**221**	**453**	**-51.3%**	**61**	**261.5%**

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 1Q20 compared to 4Q19, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar and in other currencies, which were practically offset by the line "Income Tax/Social Contribution – effects from exchange variation that include net investment hedge."

Compared to 1Q19, the decline in the financial result was basically due to the positive result from "exchange variation (other currencies)", which was partially offset by the line "Income Tax/Social Contribution – other lines." In addition, financial expenses decreased due to the ongoing efforts to reduce debt.

Adjusted net profit increased in 1Q20 compared to 4Q19, due to the higher gross profit. Comparing with 1Q19, adjusted net profit declined, due to the lower gross profit.

Dividends

In Gerdau S.A., the Board of Directors opted not to anticipate the payment of dividends for 1Q20, due to the uncertainties caused by the effects from Covid-19 on the result for fiscal year 2020, in line with the other initiatives to ensure liquidity. We reiterate that the Company's dividend policy remains unchanged with the distribution of 30% of adjusted net profit for the fiscal year, with its anticipation discretionary.

5

‘ Working Capital and Cash Conversion Cycle The cash conversion cycle (working capital divided by daily net sales in the quarter) went from 62 days in December 2019, a period marked by sharp inventory drawdowns, to 83 days in March 2020, a period marked by a reduction in net sales. It is worth noting that part of the increase in working capital was influenced by the 29% depreciation of the real, when we compared December 2019 with March 2020. Working Capital (R$ billion) and Cash Conversion Cycle (days) Financial liabilities On March 31st, 2020, gross debt was 18.3% short term and 81.7% long term. Broken down by currency, 15.3% of gross debt was denominated in Brazilian real, 84.4% in U.S. dollar and 0.3% in other currencies. On March 31st, 2020, 56% of cash was denominated in U.S. dollar. The evolution in key debt indicators is shown below: 1 - Total capitalization = shareholders' equity + gross debt - debt interest. 2 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments. 3 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments. The increase in the net debt/EBITDA ratio from 1.67x on December 31st, 2019 to 2.55x on March 31st, 2020 is explained mainly by the effects from exchange variation in the period. 6 Indicators 03.31.2020 12.31.2019 03.31.2019 Gross debt / Total capitalization ¹ 40% 37% 36% Net debt² (R$) / EBITDA ³ (R$) 2.55x 1.67x 1.81x Debt composition03.31.202012.31.201903.31.2019 (R$ Million) Short Term 3,659 1,562 2,939 Long Term 16,370 14,488 12,054 Gross Debt 20,029 16,050 14,993 Cash, cash equivalents and short-term investments 5,979 6,295 2,532 Net Debt 14,051 9,755 12,461

‘ Payment Schedule of Gross Debt (Non-current) On March 31st, 2020, the nominal weighted average cost of gross debt was 5.1%, or 3.9% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion de nominated in U.S. dollar contracted by companies in Brazil and 4.6% for the portion contracted by subsidiaries abroad. On March 31st, 2020, the average gross debt term was 7.4 years, with the debt maturity schedule well balanced and distributed over the coming years. Investments Capital expenditure amounted to R$ 472 million in 1Q20, with R$ 248 million allocated to general maintenance, R$ 74 million to maintenance of the Ouro Branco Mill and R$ 150 million to technological expansion and updating. Of the total amount invested in the quarter, 43% was allocated to the Brazil BD, 20% to the Special Steel BD, 33% to the North America BD and 4% to the South America BD. Gerdau S.A. revised its investment plan for 2020 due to the market uncertainties. The Company’s investment plan for 2020 was revised downwards from R$ 2.6 billion to R$ 1.6 billion. As a result, the capital expenditure estimate of R$ 7 billion for the period 2019-21 was decreased to R$ 6 billion. The investments in technological expansion and updating will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed. 7

‘ Free Cash Flow Free cash flow in 1Q20 was negative, which represents a decline in relation to 4Q19. In that period, there was a sharp inventory drawdown, which was partially recovered in 1Q20. Note that in the last 12 months the Company registered positive free cash flow in excess of R$ 4 billion, reinforcing its liquidity position. Free Cash Flow (R$ million) Free Cash Flow - Quarterly (R$ million) 8

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PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau's corporate governance, as follows:

- Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
- North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;
- South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;
- Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES


Brazil BD
39.1%
3,849
4,057
3,414
1Q19
4Q19
1Q20
North America BD
37.0%
3,842
3,375
3,966
1Q19
4Q19
1Q20
South America BD
8.0%
739
908
699
1Q19
4Q19
1Q20
Special Steel BD
15.8%
1,840
1,397
1,437
1Q19
4Q19
1Q20
Net Sales (R$ million)
Participation of Net Sales per BD (last 12 months)

EBITDA & EBITDA MARGIN


Brazil BD
46.4%
17.7%
13.3%
15.7%
681
539
537
1Q19
4Q19
1Q20
North America BD
27.7%
13.1%
7.8%
10.7%
504
264
425
1Q19
4Q19
1Q20
South America BD
11.8%
21.3%
20.2%
23.4%
157
183
164
1Q19
4Q19
1Q20
Special Steel BD
14.1%
13.0%
8.2%
8.2%
238
114
119
1Q19
4Q19
1Q20
EBITDA (R$ million)
EBITDA Margin (%)
Participation of Adjusted EBITDA per BD (last 12 months)

9

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BRAZIL BD

BRAZIL BD	1Q20	1Q19	Δ	4Q19	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,239	1,419	-12.7%	1,439	-13.9%
Shipments of steel	1,117	1,357	-17.7%	1,493	-25.2%
Domestic Market	940	939	0.1%	1,004	-6.4%
Exports	178	418	-57.4%	490	-63.7%
Shipments of long steel	761	1,041	-26.9%	1,059	-28.1%
Domestic Market	611	641	-4.7%	637	-4.1%
Exports	150	400	-62.5%	423	-64.5%
Shipments of flat steel	356	316	12.7%	434	-18.0%
Domestic Market	328	298	10.1%	367	-10.6%
Exports	28	18	55.6%	67	-58.2%
Results (R$ million)					
Net Sales[1]	3,414	3,849	-11.3%	4,057	-15.8%
Domestic Market	3,008	3,010	-0.1%	3,175	-5.3%
Exports	406	839	-51.6%	882	-54.0%
Cost of Goods Sold	(3,009)	(3,321)	-9.4%	(3,782)	-20.4%
Gross profit	405	528	-23.3%	275	47.3%
Gross margin (%)	**11.9%**	**13.7%**		**6.8%**	
Adjusted EBITDA[2]	537	681	-21.1%	539	-0.4%
Adjusted EBITDA Margin (%)	**15.7%**	**17.7%**		**13.3%**	

1 – Includes iron ore sales.
2 – Adjusted EBITDA due to the impacts from refurbishment of Blast Furnace 1 at the Ouro Branco Mill, net of tax reversals/provisions in 4Q19

Production and Shipments

In 1Q20 compared to both 4Q19 and 1Q19, crude steel production declined due to the lower export shipments.

Shipments to the domestic market declined in 1Q20 compared to 4Q19, due to the impacts with Covid-19 in March. The long steel market was more resilient, mainly due to the continuity of works in the civil construction and infrastructure. Shipments to export markets declined in relation to both 4Q19 and 1Q19, even with the sharp depreciation in the Brazilian real (+19% in relation to 1Q19 and +9% in relation to 4Q19). The currency effect was practically neutralized by the decline in international prices in U.S. dollar in the comparison periods. Billets, for example, registered a price decline of 10% in the comparison of 1Q20 with 1Q19.

In 1Q20, only 93,000 tonnes of iron ore were sold to third parties and 1.129,000 tonnes were consumed internally. Note that the heavy rains in Minas Gerais in early 2020 affected the iron ore mining and logistics operations, which led the Company to prioritize internal use.

Operating Result

Net sales declined in 1Q20 in relation to both 4Q19 and 1Q19, due to the lower export shipments.

Cost of goods sold decreased in 1Q20 compared to both 4Q19 and 1Q19, due to the lower shipments. The period 4Q19 was also marked by the costs with refurbishing Blast Furnace 1 at the Ouro Branco Mill and by the stoppages at the electric arc furnaces.

The increases in gross profit and gross margin in 1Q20 in relation to 4Q19 were due to the costs occurred in that quarter, as mentioned above. In relation to 1Q19, the decreases in gross profit and gross margin were due to the lower dilution of fixed costs due to the decline in shipments.

10

‘ Compared to 4Q19, EBITDA in 1Q20 was stable. Meanwhile, EBITDA margin expanded, mainly due to the better market mix resulting from the lower export shipments. In relation to 1Q19, EBITDA and EBITDA margin in 1Q20 declined, accompany gross profit. EBITDA (R$ million) and EBITDA Margin (%) 11

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NORTH AMERICA BD

NORTH AMERICA BD	1Q20	1Q19	Δ	4Q19	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,345	1,267	6.2%	1,053	27.7%
Shipments of steel	1,122	1,076	4.3%	1,050	6.9%
Results (R$ million)					
Net Sales	3,966	3,842	3.2%	3,375	17.5%
Cost of Goods Sold	(3,648)	(3,400)	7.3%	(3,201)	14.0%
Gross profit	318	442	-28.1%	174	82.8%
Gross margin (%)	**8.0%**	**11.5%**		**5.2%**	
EBITDA	425	504	-15.7%	264	61.0%
EBITDA margin (%)	**10.7%**	**13.1%**		**7.8%**	

Production and Shipments

Production increased in 1Q20 compared to 4Q19, reflecting the scheduled maintenance stoppages that occur at the end of the year. In relation to 1Q19, production increased, supported by the higher shipments.

Shipments in 1Q20 increased in relation to both 4Q19 and 1Q19, due to the solid demand from the construction industry. Practically no effects from COVID-19 were observed at this BD.

Operating Result

Net sales and cost of goods sold increased in 1Q20 in relation to both 4Q19 and 1Q19, due to the higher shipments and exchange variation in these periods.

Gross profit and gross margin in 1Q20 registered increases compared to 4Q19, due to higher shipments, even with the narrower spread, which declined from US$ 426/st in 4Q19 to US$ 410/st in 1Q20. In relation to 1Q19, gross profit and gross margin decreased, because in that period, spread was US$ 495/st.

The increases in EBITDA and EBITDA margin in 1Q20 compared to 4Q19 were driven by the improvement in gross profit. In relation to 1Q19, the decrease in EBITDA followed a path similar to that of gross profit in the period.

EBITDA (R$ million) and EBITDA Margin (%)


13.1%
11.1%
10.5%
7.8%
10.7%
504
425
390
264
425
1Q19
2Q19
3Q19
4Q19
1Q20
EBITDA
EBITDA Margin

12

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SOUTH AMERICA BD

SOUTH AMERICA BD	1Q20	1Q19	Δ	4Q19	Δ
Volumes (1,000 tonnes)					
Production of crude steel	142	139	2.2%	161	-11.8%
Shipments of steel	202	244	-17.2%	274	-26.3%
Results (R$ million)					
Net Sales	699	739	-5.4%	908	-23.0%
Cost of Goods Sold	(594)	(629)	-5.6%	(770)	-22.9%
Gross profit	**105**	**110**	**-4.5%**	**138**	**-23.9%**
Gross margin (%)	15.0%	14.9%		15.2%	
EBITDA	164	157	4.5%	183	-10.4%
EBITDA margin (%)	**23.5%**	**21.3%**		**20.2%**	

Production and Shipments

Crude steel production in 1Q20 was in line with 1Q19, but declined in relation to 4Q19, accompanying the decline in shipments.

Steel shipments in 1Q20 declined in relation to both 4Q19 and 1Q19, due to the restrictions imposed by the respective governments of Peru and Argentina because of Covid-19, all activities were suspended in these countries.

Operating Result

Net sales and cost of goods sold declined in 1Q20 in relation to both 4Q19 and 1Q19, mainly due to the lower shipments.

Gross profit decreased in 1Q20 compared to both 4Q19 and 1Q19, due to the lower shipments. Gross margin was in line with both comparison periods.

EBITDA declined in 1Q20 in relation to 4Q19, due to the lower gross profit. Meanwhile, EBITDA margin expanded, due to the increase in equity income. Compared to 1Q19, EBITDA and EBITDA margin increased, also due to the higher equity income.

EBITDA (R$ million) and EBITDA Margin (%)


21.3%
20.0%
21.4%
20.2%
23.5%
157
168
165
183
164
1Q19
2Q19
3Q19
4Q19
1Q20
EBITDA
EBITDA Margin

13

SPECIAL STEEL BD

SPECIAL STEEL BD	1Q20	1Q19	Δ	4Q19	Δ
Volumes (1,000 tonnes)					
Production of crude steel	462	518	-10.8%	299	54.5%
Shipments of steel	329	430	-23.5%	343	-4.1%
Results (R$ million)					
Net Sales	1,437	1,840	-21.9%	1,397	2.9%
Cost of Goods Sold	(1,407)	(1,649)	-14.7%	(1,373)	2.5%
Gross profit	30	191	-84.3%	24	25.0%
Gross margin (%)	**2.1%**	**10.4%**		**1.7%**	
EBITDA	119	238	-50.0%	114	4.4%
EBITDA margin (%)	**8.3%**	**12.9%**		**8.2%**	

Production and Shipments

In Brazil, the production of crude steel increased in 1Q20, compared to 4Q19, after the scheduled shutdowns at the end of 2019. Shipments, on the other hand, decreased, as a result of the lower demand from the automotive sector, as of March.
In the United States, crude steel production increased in 1Q20 compared to 4Q19, supported by the higher shipments. The growth in shipments is explained by the good performance of the automotive industry until half of March.

Operating Result

The increase in net sales and cost of goods sold in 1Q20 in relation to 4Q19 is explained by the higher shipments in the United States and by the effects from exchange variation in the period. Compared to 1Q19, the decrease in net sales and cost of goods sold is explained by the lower shipments.

Gross profit and gross margin decreased significantly in 1Q20 compared to 1Q19, due to the low capacity utilization in the period, which reduced the dilution of fixed costs. In addition, the decline in scrap prices in 1Q20 initially had an impact on the prices practiced in the United States, later benefitted costs of goods sold.

The reduction in EBITDA in 1Q20 compared to 1Q19 accompanied the performance of gross profit and gross margin in the period.

Although the results of the Special Steel BD in 1Q20 are very similar to those in 4Q19, a difference among regions was observed. In the United States, shipments improvement, which softened the decline in shipments in Brazil. Meanwhile, in Brazil the higher prices practiced supported a recovery in margins, while in the United States margins compressed due to the effects from scrap on prices, as mentioned above.

EBITDA (R$ million) and EBITDA Margin (%)


12.9%
13.1%
12.8%
8.2%
8.3%
238
241
207
114
119
1Q19
2Q19
3Q19
4Q19
1Q20
EBITDA
EBITDA Margin

14

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THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	March 31, 2020	December 31, 2019
CURRENT ASSETS		
Cash and cash equivalents	3,815,854	2,641,652
Short-term investments	2,163,024	3,652,949
Trade accounts receivable - net	3,359,653	2,672,370
Inventories	9,512,743	7,659,737
Tax credits	563,263	504,302
Income and social contribution taxes recoverable	457,757	483,088
Unrealized gains on financial instruments	2,619	2,846
Other current assets	731,053	618,769
	20,605,966	18,235,713
NON-CURRENT ASSETS		
Tax credits	472,532	465,549
Deferred income taxes	3,694,646	4,071,219
Related parties	92,231	95,445
Judicial deposits	1,994,972	1,991,715
Other non-current assets	527,597	464,169
Prepaid pension cost	40,116	45,381
Investments in associates and joint ventures	2,048,506	1,812,399
Goodwill	12,093,106	9,469,311
Leasing	870,805	777,314
Other Intangibles	773,642	673,262
Property, plant and equipment, net	17,434,399	15,901,493
	40,042,552	35,767,257
TOTAL ASSETS	60,648,518	54,002,970

15

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2020	December 31, 2019
CURRENT LIABILITIES		
Trade accounts payable	4,313,883	3,762,768
Short-term debt	3,609,587	1,544,211
Debentures	49,568	18,015
Taxes payable	427,872	432,988
Income and social contribution taxes payable	200,029	205,092
Payroll and related liabilities	416,439	479,693
Dividends payable	-	50,968
Leasing payable	234,745	202,536
Employee benefits	442	495
Environmental liabilities	63,238	60,913
Other current liabilities	820,669	666,858
	10,136,472	7,424,537
NON-CURRENT LIABILITIES		
Long-term debt	13,476,769	11,594,612
Debentures	2,893,510	2,893,029
Deferred income taxes	70,361	517,413
Provision for tax, civil and labor liabilities	740,134	809,299
Environmental liabilities	58,384	51,395
Employee benefits	1,790,438	1,469,949
Obligations with FIDC	1,034,859	1,018,501
Leasing payable	668,289	601,733
Other non-current liabilities	454,569	449,375
	21,187,313	19,405,306
EQUITY		
Capital	19,249,181	19,249,181
Treasury stocks	(229,788)	(242,542)
Capital reserves	11,597	11,597
Retained earnings	5,857,812	5,644,706
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	7,102,609	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	29,120,586	26,955,701
NON-CONTROLLING INTERESTS	204,147	217,426
EQUITY	29,324,733	27,173,127
TOTAL LIABILITIES AND EQUITY	60,648,518	54,002,970

16

GERDAU
Shape the future

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)

	For the three-month period ended		
	March 31, 2020	March 31, 2019	December 31, 2019
NET SALES	9,227,541	10,025,661	9,533,467
Cost of sales	(8,372,080)	(8,756,650)	(8,856,923)
GROSS PROFIT	855,461	1,269,011	676,544
Selling expenses	(119,922)	(122,637)	(117,788)
General and administrative expenses	(250,455)	(238,668)	(234,806)
Other operating income	23,555	88,520	329,286
Other operating expenses	(2,428)	(14,444)	(78,181)
Impairment of financial assets	(43,292)	(6,007)	(5,349)
Equity in earnings of unconsolidated companies	10,490	14,228	(2,376)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	473,409	990,003	567,330
Financial income	46,309	41,017	85,566
Financial expenses	(325,422)	(345,373)	(403,836)
Exchange variations, net	47,324	(70,456)	45,299
Gains on financial instruments, net	523	79	1,153
INCOME BEFORE TAXES	242,143	615,270	295,512
Current	(84,921)	(125,606)	52,012
Deferred	64,128	(37,038)	(245,319)
Income and social contribution taxes	(20,793)	(162,644)	(193,307)
NET INCOME	221,350	452,626	102,205
(+) Maintenance Stoppage / Impacts of the Blast Furnace 1 reform of the Ouro Branco steel mill	-	-	131,110
(-) Tax reversal/provisions	-	-	(193,083)
(+) Income tax of extraordinary items	-	-	21,071
(=) Total of extraordinary items	-	-	(40,902)
ADJUSTED NET INCOME*	221,350	452,626	61,303

* Adjusted net profit is a non-accounting measure calculated by the Company that is conciliated with its financial statements and consists of net profit (loss) adjusted by non-recurring events that influenced the result.

17

GERDAU
Shape the future

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the three-month period ended	
	March 31, 2020	March 31, 2019
Cash flows from operating activities		
Net income for the period	221,350	452,626
Adjustments to reconcile net income for the period to net cash provided by operating activities:		
Depreciation and amortization	556,629	505,799
Equity in earnings of unconsolidated companies	(10,490)	(14,228)
Exchange variation, net	(47,324)	70,456
Gains on financial instruments, net	(523)	(79)
Post-employment benefits	57,619	46,420
Stock based compensation	8,943	10,384
Income tax	20,793	162,644
Gains on disposal of property, plant and equipment, net	826	(7,977)
Impairment of financial assets	43,292	6,007
Provision for tax, labor and civil claims	(70,533)	(71,387)
Interest income on short-term investments	(31,628)	(16,742)
Interest expense on debt and debentures	227,855	249,960
Interest on loans with related parties	(1,604)	(565)
(Reversal) Provision for net realizable value adjustment in inventory, net	(30,250)	(428)
	944,955	1,392,890
Changes in assets and liabilities		
Increase in trade accounts receivable	(183,883)	(743,494)
Increase in inventories	(805,051)	(202,171)
Decrease in trade accounts payable	(31,172)	(286,996)
Increase in other receivables	(4,303)	(41,416)
Decrease in other payables	(125,147)	(126,170)
Dividends from associates and joint ventures	-	3,160
Purchases of trading securities	(1,155,556)	(292,391)
Proceeds from maturities and sales of trading securities	2,688,673	157,581
Cash provided (used in) by operating activities	1,328,516	(139,007)
Interest paid on loans and financing	(137,262)	(172,010)
Interest paid on lease liabilities	(9,829)	(21,242)
Income and social contribution taxes paid	(20,219)	(24,405)
Net cash provided (used in) operating activities	1,161,206	(356,664)
Cash flows from investing activities		
Purchases of property, plant and equipment	(471,588)	(304,532)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,459	13,817
Purchases of other intangibles	(37,612)	(9,063)
Capital increase in joint ventures	(42,782)	-
Net cash used in by investing activities	(549,523)	(299,778)
Cash flows from financing activities		
Dividends and interest on capital paid	(70,483)	(166,420)
Proceeds from loans and financing	1,562,606	211,249
Repayment of loans and financing	(1,238,867)	(240,540)
Leasing payment	(62,918)	(31,783)
Intercompany loans, net	4,818	(42,558)
Net cash provided (used in) financing activities	195,156	(270,052)
Exchange variation on cash and cash equivalents	367,363	(21,886)
Increase (Decrease) in cash and cash equivalents	1,174,202	(948,380)
Cash and cash equivalents at beginning of period	2,641,652	2,890,144
Cash and cash equivalents at end of period	3,815,854	1,941,764

18